FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Notification dated June 17, 2006, disclosing the Chairman’s speech during the Annual General Shareholders’ Meeting – 2006.

2	Other Notification dated June 17, 2006, announcing the resolutions adopted at the General Shareholders’ Meeting held on June 17, 2006.

3	Press Release dated June 17, 2006, regarding the Annual General Shareholders’ Meeting.

4	Material Fact dated June 19, 2006, regarding the payment of the first dividend on account of the earnings for the 2006 financial year.

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Item 1

Annual General Meeting 2006 – Chairman’s speech

Shareholders:
Good morning to you all.

I thank you for attending one year more Banco Santander’s Annual General Meeting.

To the president of the Government of Cantabria.
To the mayor of Santander
And the rest of the Authorities.

I would also like to welcome Mr. Antonino Fernández, Chairman of the Bank’s International Advisory Board and an important shareholder of our bank whom I have specially invited to sit with our Board members.

Thank you for joining us today.

By now, you already have thorough information about the year 2005. We presented our annual earnings in February and published a complete Annual Report in April.

Today I will speak to you:

First, about Santander’s share and earnings in 2005.

Then I will speak for several minutes about our main levers of growth, organic and inorganic.

Third, I will refer to the economic and institutional environment in which we conduct our business.

I will then speak about corporate governance and Corporate Social Responsibility, two issues of great importance to the Group.

Finally, I will make some comments on how we see the future.

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1. Santander’s Share

Last year was an excellent one for our Group.

The share rose 22.1% and, from the announcement of Abbey’s acquisition in July 2004 to the end of 2005, Santander’s stock gained 43%.

This means that the return of Santander’s share, measuring both price gains and annual cumulative growth in dividends, was 399% in the last 10 years, higher than 267% registered by the Ibex 35. This places our share in 12th place among the 100 largest companies in the world in terms of cumulative return in this period.

We’ve gone from 8,268 million euros in market value in 1995 to 69,735 million euros at the end of 2005. We have increased our capitalisation by 61,500 million euros. We are the leading bank in the Euro zone.

The average annual cumulative growth of Santander’s dividends is 12% in the last ten years.

2005 earnings were excellent. The Group obtained the highest profit in its history, 6,220 million euros, up 72.5% from the previous year.

Excluding extraordinary gains from the sale of industrial and financial holdings, the Group’s attributable profit was 5,212 million euros, 44.5% higher than in 2004.

Our CEO has already given you details by business areas. I will only note:

—	The strong growth in Santander and Banesto branch networks in Spain.

—	A 36% rise in profits in Portugal, despite the weak economic situation.

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—	Our consumer banking business, which continues to grow over 30%.

—	Abbey’s good results, in line with our goal to become a leading Bank in the UK.

—	The great business dynamism of our banks in Latin America, with over 20% growth rates in loans and deposits.

Backed by these good results and the favourable outlook for the Group’s future, the Board of Directors proposes to this Annual Meeting a total dividend per share of 0.4165 euros, a 25% increase compared to the one charged to the previous year.

This dividend growth is a clear sign of the Board’s confidence in Santander’s future.

2. Our growth leverages

We are confident in the future because we are able to:

—	Deliver our shareholders quarterly earnings growth thanks to the potential organic growth given by our presence in Spain, Portugal, Consumer Banking in Europe, Latin America and Abbey.

—	At the same time, analyse and undertake well-executed selective acquisitions, which can consolidate our growth in the medium term, when they create value for our shareholders.

2.1 Organic growth

Throughout the years, Santander has developed an efficient retail banking model, focused on strong growth markets and where we can add value introducing our technology and products.

Striving to offer our shareholders a higher return, we have grown with a combination of organic and non-organic growth, always paying maximum attention to:

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—	risk control,
—	capital discipline,
—	continuous restructuring to obtain the highest efficiency and
—	geographic diversification.

All this is done to provide the best service to our customers.

The quality of our customer service is crucial in our retail strategy. We want customers to be satisfied with our services and products and it is essential for them to understand their characteristics. Our goal is that the products we offer best meet our customers’ risk profile and needs. In this, we will be more demanding each day.

The success of our business model has allowed us to become a leading local bank in many of the countries where we operate: from Spain, Portugal or the UK, to Brazil, Mexico or Chile.

We have a high market share in all these countries, we compete with the best retail domestic banks and we have high organic growth potential.

Santander is today an international leader, specialising in retail banking with a high level of geographic diversification. Specialisation and diversification are, undoubtedly, two rising values in the competitive and globalised world we live in.

In more developed markets, such as Spain, Portugal and the rest of Continental Europe, Santander has a proven model of efficiency and productivity in retail banking, based on double-digit revenue growth and flat costs.

We have grown at very significant rates in Spain, despite strong competition and a mature market. We know we still have great ability to grow and that’s why we decided, at the beginning of this year, to take a step forward in our race for quality through the elimination of service fees to our core customers.

Santander is, again, leading the way, setting the pace. We have the strength to lead these changes and the staff and technology to execute them.

In Abbey, our ability to create value is also being proved. The results obtained so far show we are ahead of plans.

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—	Cost goals have been broadly surpassed,
—	Revenues are growing and
—	The implementation of our sales culture and our technology platform Partenon is proceeding quickly.

We’ve decided that Abbey will be transformed from being a mortgage-focused bank into a retail bank with a complete range of products. This will give us significant opportunities to become closer to our 18 million customers and provide them with a broader variety of products, from personal loans to cards, asset management and specific products for SMEs.

Ten days ago, Abbey announced the sale of its life insurance business. Congratulations to Abbey’s CEO, Francisco Gómez Roldán, and all his team for this excellent deal. Not only because the price was great, 5,200 million euros, but also because this divestment will enable Abbey to focus on the banking business, assuring, at the same time, continuity in insurance products and services to their customers.

Our goal is to turn Abbey into the best bank in the UK and I am sure we will achieve it.

In Latin America we are applying a specific model for emerging markets, with high revenue growth and, at the same time, investment in the development of the customer franchise. There are still great opportunities to increase “bancarisation” – banking intermediation – throughout the region. We already have a single and fully operating technology platform which will enable us to develop regional products.

I am convinced that one of the Group’s clearest levers for growth for the future is in Latin America and our share price does not sufficiently recognise this.

In line with our organic growth strategy, we are taking important steps to develop a global model which will optimise our capacities as an international Group.

Being a global bank clearly means being more than the sum of the parts. It’s more than doing banking in different countries: it’s doing banking taking advantage of economies of scale, better practices, competitive advantages and the best talent globally.

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In Santander, as we have grown and integrated new units, we have tried to bring together a strong local presence and the best integrated use of our capacities as a Group.

Every country and market where we operate must have the most effective resources to compete. Thus, we are developing common technological platforms, a common risk policy and a global business management model.

Our strong position in Europe and Latin America has enabled us to develop global capacities in important business areas such as asset management, wholesale banking and private banking.

Some examples are the integration of the investment fund, pension fund and insurance businesses in Santander Asset Management and the integrated management of the wholesale banking business.

Through this process we have achieved significant growth in these businesses with an increasing contribution to the Group’s revenues.

Our presence in the UK, through Abbey, opens great opportunities to develop new global businesses, such as selling a broad range of financial products to customers anywhere in the world.

But it’s important to be selective in this globalisation process. Not all businesses, products or services will create more value or be more efficient by globalising.

We have implemented common policies throughout the Group in key areas, such as human resources and our brand image.

In 2007 we will have a single brand, Santander. Banesto will be the exception. And there will be special cases, such as Abbey, that will take more time.

A brand which identifies us in all our markets is essential to compete on a level playing field with the big global banks.

The path which will make us a global bank is an internal transformation process which affects everything from products and services to the brand. But above all it means a change of mentality, outlook, organization and incentives. It requires a new profile of managers and professionals and affects our human resources policies.

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The bank is investing a great amount in training and in spreading the corporate culture, with a huge contribution coming from the new Group headquarters in Boadilla del Monte. In 2005, over 21,000 professionals from every country in which Santander is present took courses in the corporate training centre.

Thus, we are advancing in the development of a global vision of business management because we know it’s the way to enhance our competitive position and grow our earnings.

2.2 Non-organic growth

But it is also necessary to watch out for opportunities that may arise to continue growing with a medium- and long-term return.

We have acquired a 19.8% stake in the U.S. bank Sovereign. The North American financial market is the largest in the world. It is a very competitive and dynamic market. And we like that. There are clear growth opportunities in retail banking, where Santander has experience and undoubted comparative advantages. And Sovereign acts in the segments and business areas with the highest potential within the U.S.

The deal, which is not dilutive in 2007 and involved a US$ 2,400 million investment, leaves all doors open to decide, at the right time, if it’s convenient for us to raise our stake, keep it where it is today or even reduce it or sell it.

There’s still time to get to this decision, which we will take in the best interest of our shareholders.

Juan Rodríguez Inciarte and I will soon join Sovereign’s Board, which will enable us to closely follow business management and development.

In Consumer Banking, we have continued with a few selective acquisitions in the last few months, as in Norway and Portugal, which allows us to enter into high growth potential and limited-risk niche markets through a very reasonable investment for our size.

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Santander Consumer’s eight million customers, its presence in 12 European countries and net profit of 500 million euros is the best proof of our successful strategy of organic growth together with selective acquisitions.

In Italy, we have continued to develop our consumer finance business and Santander Consumer is one of the leaders in this market.

With San Paolo IMI we continue to work in combined projects, such as All Funds Bank, which we share at 50% and is showing excellent performance.

Let me recall what I said in the 2004 AGM about the outlook for banking in Europe.

I said then that the creation of value will not happen through mergers of equals but through selective acquisitions, well set out and well executed.

I reiterate our goal is not growth for growth’s sake. We will only realize acquisitions that create value for our shareholders. Specifically, our criteria for acquisitions are:

—	They have to be retail banking or consumer finance businesses.
—	In markets where our management adds value.

In fact, in the last few years Santander has realized acquisitions that are adding significant shareholder value: Banesto, Totta, Santander Consumer, Abbey and the Latin American banks are very clear examples.

3. Economic and institutional environment

Our banking activity has benefited from the strong growth of global economy, at rates close to 5%. According to the latest forecasts from the International Monetary Fund, this figure could nearly be repeated in 2006.

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The gradual rise in interest rates in the U.S. and more moderately in Europe has not affected this trend for the moment. Neither have the geopolitical uncertainties and the strong growth in oil prices.

In Spain, our economy grew by 3.4% in 2005, two points above the average of European economies, with strong employment growth: almost 900,000 jobs, more than half of the total created in Europe.

The outlook for growth in 2006 is good, and Spain will continue to grow by more than 3%. The Spanish economy is proving capable of absorbing the rise in oil prices, though the loss in competitiveness is worrisome and urgent initiatives are needed to correct this situation.

In real estate, we have for some time said that there would be a gentle correction in the increase in prices. It is natural that the authorities ask for prudence. These cautions underline the importance of analyzing our portfolios.

We have excellent risk quality in Santander. Mortgage loans come to 43% of the value of the mortgaged properties, without even taking into account increases in housing prices, and servicing mortgages absorbs less than 25% of household income.

In general, the countries of the European Union must go further on the path of economic reform to increase productivity and improve competitive conditions, which is indispensable in a globalised world.

It is unacceptable that six years after the approval of the so-called Lisbon agenda the European Union, rather than having improved its competitive position vis-a-vis the U.S., has lost ground.

Now is a time for all of us – governments and businesses – to maximize our efforts to open markets to competition and to introduce the reforms needed for this situation to change, and thus assure better economic growth.

There are many economies of scale that can be realized, and many competitive advantages that can be shared.

Europe cannot allow itself the luxury of not realizing its potential to grow.

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We must always be aware that countries such as China and India are rapidly gaining weight in the world economy. They are able to attract capital and export goods that are not only cheap, but ever more sophisticated.

They also have fantastic human capital. Europe must rise to the challenges this new world poses.

The Spanish economy must respond clearly to this challenge, or risk a continuing loss of competitiveness to other, lesser developed, countries.

As I have said before, despite the good performance of the world economy, uncertainties such as high oil prices or international imbalances could threaten the favourable economic environment.

That is why now is the moment to adopt the reforms that would enable Europe to advance, fostering the free market and open competition.

In Latin America, I am optimistic about the outlook for the region. Brazil, Mexico and Chile, which make up 75% of Latin American GDP, have laid the foundations for sustained growth, independently of political cycles, supported by solid institutions and clear rules of the game, which promote investment and economic and social progress.

The key variables of the main Latin American economies have performed very positively: inflation, growth employment, external deficits and balanced budgets. These factors enabled the region’s country risk to fall by 233 points in one year.

Foreign investment in the region, especially by Spanish companies, has been crucial. It is clear that legal certainty is fundamental for economic stability. Isolated and, in my opinion, very negative events that have occurred in some countries, should not be taken as a reason to believe Latin America has ceased to be attractive for foreign investment.

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4. Corporate Governance and Social Responsibility

I would like to say a few words about Santander’s work in two areas to which we devote, as you know, much effort: Corporate Governance and Corporate Social Responsibility.

You will again see specific, detailed reports on these issues in the documents we have given you.

Santander has always been on the cutting edge of corporate governance. In Spain, we have taken the lead on the most important fronts, for example in:

•	the elimination of takeover defences,
•	embracing the principal of “one shareholder, one dividend, one vote”
•	and full disclosure of the contracts and remuneration of Directors and Executives.

Our model is based on equal treatment of shareholders and transparency.

Thorough, accurate and transparent information is the foundation of any system of Corporate Governance. Within this framework, self-regulation should be the guideline, consistent with the freedom of organization that governs businesses’ activities.

Every company is different. Its industry, its size, its diversity and its organisational model can recommend different forms of Corporate Governance. What is essential is that it explains transparently and in detail the model that it chooses. After that, it is you, the shareholders, and the broader market, who will judge its value and effectiveness.

I am very satisfied with Santander’s advances in Corporate Governance. As you know, the most prestigious ratings agency in this field, Deminor Rating, has for the third consecutive year granted us the second best rating in European business.

I am also very proud of our Board, which has an excellent balance between external and executive Directors, all of whom have significant international experience, prestige and professional success.

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During this past year, Emilio Botín O’Shea, whose contribution to the Bank since he joined in 1989 has been outstanding, left the board.

Today we seek your approval for Mr. Jay Sidhu, the Chairman of Sovereign Bancorp., to join the Board. Mr. Sidhu has had a great career in banking and will without a doubt enhance our Board with his international outlook. I am sure it will be a great contribution to the Group.

Lastly, I would like to comment on the recently published Unified Code of Good Corporate Governance.

As I have said on various occasions, and I repeat now, I do not share the criticism about the corporate governance of large, quoted Spanish companies. In this area, we have no reason to envy our neighbouring countries. This is due, to a large degree, to the important contributions of the Olivencia Code and the Aldama Report, which laid out the fundamental principles in this field: self-regulation and transparency.

Having said this, I consider it positive to combine the Olivencia Code and the Aldama report in one single document with recommendations, and to draft a new Unified Code that includes many suggestions made by listed companies, among them Santander.

Our Group has for years complied with nearly all the recommendations of the Unified Code. But for other companies, especially those that are considering a stock market listing, complying with those recommendations will pose a challenge and imply considerable costs.

This is why I believe it should be applied with caution. Moreover, in any case, it should be the shareholders and the broader market that assess the explanations that quoted companies provide of their compliance with the recommendations, reducing to a minimum the regulators’ involvement.

It is important to keep in mind here the high costs that compliance with the regulatory and disclosure requirements a company of Santander’s size and reach faces from the authorities of the various countries and markets in which we operate.

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In the Report of the Audit and Compliance Committee that accompanies the 2005 Annual Report, you will find a very significant statistic: last year we invested more than 200,000 manhours just in complying with Sarbanes Oxley, required for companies listed in the U.S. That is the equivalent of 117 people working full-time for a full year.

This cost is without a doubt a barrier for many companies that would also like to have access to the U.S. market.

It is worth reflecting about the effects of excessive regulation and the need for better international coordination among regulators.

In the field of Corporate Social Responsibility, we have continued to strengthen our commitment to shareholders, customers and employees, the community and the environment.

Our investment in Corporate Social Responsibility, which in 2005 came to 92 million euros, is made using the same demanding criteria required of any investment the Group makes.

The Group’s activities in this area are diverse, but the main focus is on support for higher education.

The importance of high education in the development and social progress of the countries in which we are present is obvious. Above all in a globalised and competitive world in which comparative advantage is defined, without a doubt, by talent.

Our contribution takes the form of broad agreements to support education and research at 507 universities in 11 countries. These agreements promote access to new technologies at the universities, relations between the universities and businesses and, through thousands of scholarships, enable students and researchers to move around.

At the same time, 985 universities belong to the Universia portal, the largest international inter-university cooperation network. Last year, Universia helped 24,000 students enter the job market, through its “First Job” portal.

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5. The future

Shareholders:

Although banks have benefited from the performance of the global economy, there is no room for complacency. We must be prepared so that, under any circumstances, our Group can continue on the path that has led to its position of leadership today.

This is way we are constantly strengthening our balance sheet, improving efficiency, diversifying our margins and very strictly monitoring risks.

This was recently recognised by the international ratings agency Standards & Poor’s, which raised our rating to AA-, while maintaining a positive outlook.

Our confidence in the future is founded on four differentiating strengths:

1.	In the first place, the recurring nature of our business, in which 83% of Group revenues come from commercial banking. We do not depend on market performance or on wholesale banking business which are, by their nature, exposed to greater volatility.

2.	Secondly, the geographic diversification of our businesses provides a buffer from any difficulties that can arise in a given segment or market.

We have a very solid and recurring business in Continental Europe. In the United Kingdom, we have Abbey, which is in full recovery and will provide us with significant rates of growth in profit. But we also have a strong presence in Latin America, which has a high rate of potential growth and where we are reaping an excellent harvest after years of investment.

3.	In third place, a broad customer base: more than 66 million, which gives us a significant critical mass and market share in all the countries in which we are present. Our goal is to improve every day the service we provide them.

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4.	Lastly, our Group’s proven ability to make the most of products, services and technology platforms, with global vision and management, which gives us a clear advantage over local competitors in all the markets in which we operate.

Having the best business base and best management team allows me to present to you, our shareholders, with a unique banking model, which is clearly oriented toward creating value for you, our investors, in the near-, medium- and long-term.

This is why I am absolutely convinced that Santander’s share price does not today reflect the value of our Group.

The year 2006 will be another excellent one for Santander. You have already seen our first quarter results, when attributable profit rose by 26%. It was a record profit in each and every business unit of the Bank. This very positive trend has continued in the months since then.

Our goal for this year is to reach 7 billion euros in profit, double that of two years ago.

Of this amount, ordinary profit, not including capital gains, would be 6.5 billion euros, up from 5.2 billion euros in 2005.

On the basis of this forecast, the Board has agreed to pay on August 1 a first dividend against 2006 results which will be 15% higher than the one paid last year.

To meet such ambitious targets is only possible due to an excellent team of professionals, well-trained and highly motivated, who have great opportunities for successful career development in the Group and who guarantee our future.

It is a team that has always known how to adapt itself to the major changes the Group has undergone, always keeping in mind first and foremost the interests of the Bank’s shareholders.

I would like to thank each of the 131,000 persons who work for the Group, and especially the management team led by the Chief Executive, Alfredo Sáenz, for their dedication and hard work, which has allowed us to obtain the excellent results we have told you about this morning.

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I would also like to thank you, the shareholders, for another year of your support and confidence, which we also hope to be able to count on in the future.

Thank you.

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Item 2

     IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER CENTRAL HISPANO, S.A.”,

     CERTIFY: That, in accordance with the minutes of the meeting of the ordinary General Shareholders’ Meeting of this entity, validly held on June 17, 2006, the following resolutions were passed:

“FIRST: To approve the Annual Accounts (balance sheet, income statement, statements ofchanges in net assets and cash flows and notes) and the management of Banco Santander Central Hispano, S.A. and its consolidated Group for the fiscal year ended December 31, 2005.

SECOND: To approve the distribution of profits obtained by the Bank during Fiscal Year 2005, in the amount of 2,605,008,826.24 Euros, distributing them as follows:

Euros 94,301.10 to increase the Voluntary Reserve.

Euros 2,604,914,525.14 for the payment of dividends, which have already been paid out prior to the date of the Ordinary General Shareholders’ Meeting.

Euros 2,605,008,826.24 total.

THIRD:

THIRD A. Appoint Mr. Jay S. Sidhu as Director.

With respect to annual renewal of one-third of the Board positions provided by Article 30 of the current By-Laws:

Third B. Re-elect Mr. Fernando de Asúa Álvarez as a Director.

Third C. Re-elect Mr. Alfredo Sáenz Abad as a Director.

Third D. Re-elect Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea as a Director.

Third E. Re-elect Mr. Rodrigo Echenique Gordillo as a Director.

Third F. Re-elect Lord Burns as a Director.

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FOURTH: To reappoint as Auditor the firm Deloitte, S.L., with a corporate domicile in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax Identification Number B-79104469, in order to verify the annual accounts and management report of the Bank and of the consolidated Group for Fiscal Year 2006.

FIFTH: I) To rescind the unused portion of the authorization granted by the shareholders acting at the Ordinary General Shareholders’ Meeting of June 18, 2005 for the derivative acquisition of shares of the Bank by the Bank and the Subsidiaries comprising the Group.

II) To grant express authorization for the Bank and the Subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank with any compensation permitted by Law, within the limits of the Law and subject to all legal requirements, up to a limit – including the shares they already hold – of 312,714,828 shares or, as appropriate, the number of shares equivalent to 5 percent of the capital stock existing at any given time. Such shares shall be fully paid-in at a minimum price per share equal to the par value and a maximum of up to 3% over the listing price on the Electronic Market of the Spanish stock exchanges (including the block market) on the date of acquisition. This authorization may only be exercised within 18 months from the date of the Shareholders’ Meeting. The authorization includes the acquisition of shares, if any, that must be conveyed directly to the employees and management of the Company, or that must be conveyed as a result of the exercise of the options they hold.

SIXTH:

SIXTH A. The first paragraph of Article 16 of the By-Laws is amended, with the other paragraphs of such provision remaining unchanged. The new text of such first paragraph of Article 16 is as follows:

“Article 16.- The right to attend General Shareholders’ Meetings may be delegated to any individual or legal person.”

SIXTH B. Article 20 of the By-Laws is amended to read as follows:

“Article 20.- Notice of all types of Meetings shall be given by means of a public announcement in the “Official Bulletin of the Commercial Registry” and in one of the local newspapers having the largest circulation in the province where the registered office is located, at least one month prior to the date set for the Meeting.”

SIXTH C. The first and second paragraphs of Article 30 of the By-Laws are amended, withthe last paragraph of such provision remaining unchanged. The new text of such first and second paragraphs is as follows:

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“Article 30.- The Board of Directors shall be composed of a minimum of fourteen Directors and a maximum of twenty-two, to be appointed by the shareholders at the General Shareholders’ Meeting.

One-fifth of the positions on the Board shall be renewed annually, for which purpose the length of service on such positions, on the basis of the date and order of the respective appointment, shall be observed. In other words, a Director shall be in office for five years. Directors who cease to hold office may be re-elected.”

SIXTH D. The first paragraph of Article 38 of the By-Laws is amended, with the other paragraphs of such provision remaining unchanged. The new text of such first paragraph is as follows:

“Article 38.- The Board of Directors and the Executive Committee of the Bank shall receive, in consideration for the performance of their duties and as a joint share in the income for each fiscal year, an amount equal to one percent thereof, provided, however, that the Board may resolve that such percentage be reduced in those years in which it so deems it justified. In addition, the Board of Directors shall distribute the resulting payment among the recipients in such manner and amount as may be resolved annually with respect to each of them.”

Pursuant to the provisions of Royal Decree 1245/1995, of July 14, on bank creation, cross-border activities and other matters relating to the legal system applicable to credit entities, the foregoing proposals are conditional upon the granting of the administrative authorization mentioned in Section 8.1 of such Royal Decree.

SEVENTH

SEVENTH A. Article 5 of the Bank’s Regulations for the General Shareholders’ Meeting is amended through the insertion of a new third paragraph, such that the new text of the provision reads as follows:

“Article 5. Announcement of the Call to Meeting

The General Shareholders’ Meeting must be called by the Board of Directors of the Company by means of an announcement published in accordance with the provisions of the By-Laws. No later than the date of publication or, in any case, the next business day, the Company shall send the announcement of the call to meeting to the National Securities Market Commission. The text of the announcement shall also be accessible on the Bank’s website.

The announcement of the call to meeting shall state the date of the meeting on first call as well as all the matters to be addressed. Furthermore, the announcement shall state the date on which the General Shareholders’ Meeting shall be held on second call, if such call occurs. There shall be a period of at least twenty-four hours between the first and second call.

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Shareholders representing at least five (5%) percent of the share capital may request the publication of a supplement to the call to Meeting including one or more items in the agenda. This right must be exercised by means of verifiable notice that must be received at the registered office within five (5) days of the publication of the call to Meeting. The supplement to the call shall be publishedat least fifteen (15) days in advance of the date set for the Meeting. Not later than the day of publication or, in any case, the next business day, the Company shal send the supplement to the call to Meeting to the National Securities Market Commission. Such supplement shall also be accessible on the Bank’s website.”

SEVENTH B. Article 6 of the Bank’s Regulations for the General Shareholders’ Meeting is amended through the insertion of a second paragraph in section 1 thereof, such that the new text of the provision reads as follows:

“Article 6. Information Available as of the Date of the Call to Meeting

1. In addition to what is required by provisions of Law or the By-Laws, beginning on the date of the publication of the call to the General Shareholders’Meeting, the Company shall publish on its website the text of all resolutions proposed by the Board of Directors with respect to the agenda items, unless the proposals are not required by Law or the By-Laws to be made available to the shareholders as of the date of the call to Meeting and the Board of Directors deems that there are justified grounds for not doing so.

Furthermore, when there is a supplement to the call to meeting, the Company shall, starting on the date of publication thereof, also publish on its website the text of the proposals to which such supplement refers and which have been provided to the Company.

2. Without prejudice to the provisions of other paragraphs of these Regulations and the requirements of any legal provisions, beginning on the date of the announcement of the call to Meeting, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders' Meeting and their participation therein shall also be contained in the Company’s website, including:

(i)A form of attendance card and, if appropriate, all other documents that must be used to grant proxies, with an indication of the procedure to obtain the pertinent originals.

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(ii)Information on where the Meeting will be held, describing, if appropriate, how to gain access to the room.

(iii) Description of the mechanisms that may be used for granting proxies and distance voting.

(iv) Information, if appropriate, on systems or procedures to facilitate listening in on the meeting, such as means for simultaneous interpretation, broadcast using audiovisual media, information in other languages, etc.”

SEVENTH C. The first paragraph of Article 8 of the Bank’s Regulations for the General Shareholders’ Meeting is amended, with the other paragraphs remaining unchanged, such that the new text of such Article 8 reads as follows:

“Article 8. Proxies

Without prejudice to the provisions of the By-Laws, the right to attend the General Shareholders’ Meeting may be delegated to any individual or legal person.

Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by legal representatives who have been duly verified. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting.

Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void. A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Companies Law, the Securities Market Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law.

The delegation may also include those matters that the law allows to be dealt with at the General Shareholders’ Meeting even when not provided for in the agenda. If the delegation does not include them, it shall be understood that the shareholder represented instructs his representative to abstain from voting on those items.

Without prejudice to the provisions of Article 108 of the Companies Law, proxies shall be conferred pursuant to the provisions of Article 106.2 thereof.

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When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:

a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b) by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to Meeting.

Pursuant to the provisions of Article 24.4 of the By-Laws and 20.4 of these Regulations, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.”

EIGHTH: I) To rescind and nullify resolution SIXTH.II) of the shareholders acting at the Ordinary General Shareholders’ Meeting of June 18, 2005.

II) To delegate to the Board of Directors, pursuant to the provisions of Section 153.1.a) of the Companies Law, the broadest powers to do the following within one year from the date of this General Shareholders’ Meeting: set the date and terms, in all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at this General Shareholders’ Meeting, in the amount of THREE HUNDRED SEVENTY-FIVE MILLION EUROS.

In exercising these delegated powers, the Board of Directors shall (by way of example and not limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares, through new cash contributions or by charging the increase to freely available reserves, or some combination of the two methods; determine the deadline for exercising pre-emptive subscription rights or for gratuitous assignment in the event of the issuance of new shares; freely offer the shares not subscribed by such deadline; establish that, in the event the issue is not fully subscribed, the capital will be increased only by the amount of the actual subscriptions; and reword the Article of the Company’s Bylaws pertaining to share capital.

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If the Board of Directors has not exercised the powers delegated to it within the period provided by the shareholders acting at the Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed.

The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.

NINTH: I) To empower the Board of Directors, pursuant to the general rules for the issuance of debentures and pursuant to the provisions of Article 319 of the Regulations of the Commercial Registry, to issue in one or several tranches up to the sum of THIRTY-FIVE BILLION EUROS or the equivalent thereof in another currency, in fixed income securities, in any of the forms permitted by law, including bonds, certificates, notes, and debentures, including such subordinated obligations as are set forth in subsection 1 of Section 7 of Law 13 of May 25, 1985 and Section 20.1 of Royal Decree 1343 of November 6, 1992. These securities may be unsecured or carry guarantees of any kind, including mortgage backing. They may be represented by certificates or may be book entry securities. The securities issued under this authorization shall be numbered consecutively for each issue, beginning with the number 1 (ONE). Each issue shall constitute a single series. The securities may be fully or partially exchangeable for existing shares in the issuing Company itself or for shares in other Entities. If they are exchangeable, such exchange may be voluntary or mandatory. If voluntary, such exchange may be at the option of the holder of the securities or of the issuer. They may also include an option to buy such shares. The securities may be issued in Spanish territory or abroad, under Spanish or foreign law. They may be denominated in Spanish or foreign currency, notwithstanding that if denominated in foreign currency the equivalent thereof in euros shall be stated. The Board of Directors is empowered to freely determine all other terms of the issue(s), as well as whether each issue is perpetual or amortizable. If amortizable, it may determine the amortization schedule, all within the limits set by law. Furthermore, in general, it may execute without any limitation whatsoever any public or private instruments required or that the Board may deem advisable in order to carry out this resolution. It may also, as appropriate, designate the Statutory Auditor and approve the basic rules that shall govern the legal relationship between the Bank and the Syndicate holding the securities issued.

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With respect to the limit to the delegation, the stated amount of THIRTY-FIVE BILLION EUROS constitutes the maximum global limit for the face value amount that may be outstanding at any given time for notes or similar securities issued plus the face value issued for all other securities likewise issued under this authorization conferred upon the Board of Directors.

This power may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the shareholders at the Shareholders’ Meeting, after which time any portion thereof that has not been exercised shall be cancelled.

It is stated for the record, as provided by Section 111 bis of Law 24 of July 28, 1988 and the Fourth Additional Provision of Law 26 of July 29, 1988, that the limitation regarding the issuance of debentures set forth in subsection 1 of Section 282 of the Consolidated Text of the Companies Law shall not apply to the Bank.

II) To also empower the Board to decide on a case-by-case basis the repayment terms for the fixed income securities issued under this authorization. It may use the withdrawal means referred to in subsections a), b), and c) of Section 306 of the Consolidated text of the Companies Law.

III) To also empower the Board of Directors so that when it so deems advisable, and subject to obtaining the necessary official authorizations and, as appropriate, the approval of the pertinent Syndicates of Holders of the securities, it may modify the conditions for repayment of the fixed income securities which have been issued and the respective terms thereof and the interest rate, if any, accruing for each issuance under the foregoing authorization.

IV) The Board of Directors is authorized to delegate to the ExecutiveCommittee the powers granted under subsections I), II) and III) above.

TENTH: To approve the incentive plan for 185 managers of Abbey National Plc linked to fulfillment of the 2005-2007 objectives, which is structured as the delivery of up to a maximum of 3,150,000 shares of Banco Santander Central Hispano, S.A., representing approximately 0.05% of the 6,254,296,579 shares currently making up its share capital. The delivery of the shares, without any consideration or restrictions, will occur, if appropriate, in 2008, upon verification of achievement of the objectives associated with the plan, pursuant to the following rules:

(i) Achieving in fiscal year 2007 an attributable net profit of at least 890 million pounds sterling and income of at least 2,800 million pounds sterling; upon the achievement of both objectives, the aforementioned maximum of 3,150,000 shares would be delivered;

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(ii) If, instead of the objectives set forth in paragraph (i) above, 850 million and 2,750 million pounds sterling in attributable net profit and income, respectively, are achieved in fiscal year 2007, up to 75% of the number of shares initially provided, i.e., 2,362,500 shares, would be delivered;

(iii) In the event that amounts between the amounts contemplated in paragraphs (i) and (ii) above are obtained, a linear matrix progression would be applied combining the degree of achievement of both objectives, which would entail the delivery of between 2,362,501 and 3,149,999 shares.

(iv) If the minimum amount set forth in paragraph (ii) above is not attained for either of the two objectives, no shares will be delivered.

The profits and income will be measured by the data corresponding to the consolidated Abbey subgroup reflected in the consolidated accounts of the Santander Group.

Without prejudice to the provisions of a general nature in the following resolution ELEVENTH, the Board of Directors is authorized, on the broadest terms allowed by Law and with the express power of substitution to the Executive Committee, to carry out any acts necessary or merely appropriate to implement the deployment of the incentive plan (including measurement of the extent to which the objectives have been achieved), and may further develop and define, to the extent needed, the rules provided for herein. All of the foregoing is deemed to be without prejudice to the actions of the decision-making bodies of Abbey National Plc. already performed or which are performed in the future in the exercise of any of the powers granted to them within the framework established by this resolution of the shareholders acting at a Meeting to deploy the plan and set, develop and define the rules thereof, including, by way of example only, the distribution of the shares to the recipients or the establishment of rules applicable in the event that one of them leaves the Group prior to the deadline for achieving the objectives.

ELEVENTH: Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:

A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or any other authorities, officials or institutions which are competent to do so, as well as to comply with whatsoever conditions may be legally required for the effectiveness thereof, and particularly to delegate to the Executive Committee all or a portion of the powers received from the shareholders at this General Meeting by virtue of the preceding resolutions as well as this resolution ELEVENTH.

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B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, severally, and without prejudice to any other existing power to record the resolutions in a public instrument, may appear before a Notary Public and authorize on behalf of the Bank any public instruments that may be required or appropriate with respect to the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the foregoing gentlemen are also severally empowered to carry out the required filing of the Annual Accounts and other documentation with the Commercial Registry.

     CERTIFY also that the Secretary informed to the Shareholders’ Meeting about the amendments made to the Rules of Procedure of the Board of Directors since the last Shareholders’ Meeting, which were communicated to the Comisión Nacional del Mercado de Valores on July 29, 2006 and which are stated on the public deed filed with the Commercial Registry of Cantabria on August 10, 2005.

     CERTIFY finally that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.

     AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on June 17, 2006.

Reviewed
The Third Vice Chairman

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Item 3

Press Release

Santander Annual General Meeting

Emilio Botín: “Our goal for this year is EUR 7 billion in profit”

•	The goal for ordinary profit, not including capital gains, is EUR 6.5 billion, 25% higher than the EUR 5.2 billion obtained in 2005.

•	The first dividend charged against 2006, already approved by the Board of Directors, will be increase of 15%.

•	“Our goal is not growth for growth’s sake. We will only realize acquisitions that create value for our shareholders.”

Madrid, June 17th 2006. The Chairman of Santander, Emilio Botín, today presided over Santander’s Annual General Meeting, which approved the 2005 results. Botín told shareholders that “2006 will be another excellent year for Santander.” “Our goal for this year is 7 billion euros in profit, double that of two years ago. Of this amount, ordinary profit, not including capital gains, would be 6.5 billion euros, up from 5.2 billion euros in 2005.” He recalled that 26% growth in attributable profit in the first quarter represents “a record profitin each and every business unit of the Bank” and he pointed that “this very positive trend has continued in the months since then.”

Backed by this outlook, the Chairman announced that the first dividend charged against 2006 earnings, which has already been approved by the Board of Directors, will increase 15%. This dividend will be paid on August 1st.

Botín began his speech assessing Santander’s share performance. The share rose 22.1% in 2005 and increased 43% from the announcement of the Abbey acquisition until the end of 2005. He also noted that Santander’s share return, including the annual cumulative growth in dividends, was 399% in the last ten years, higher than 267% registered by the Ibex 35. “This places our share in 12th place among the 100 largest companies in the world in terms of cumulative return in this period.” The average annual cumulative growth of Santander’s dividends is 12% in the last ten years.”

After reviewing 2005 results, when Santander obtained the highest profit in its history (EUR 6.22 billion, up 72.5%), the Group’s Chairman noted: “The strong growth in the Santander and Banesto branch networks in Spain, a 36% rise in profits in Portugal, despite the weak economic situation; our consumer banking business, which continues to grow over 30%; Abbey’s good results, in line with our goal to become a leading bank in the UK; and the great business dynamism of our banks in Latin America, with over 20% growth rates in loans and deposits.”

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He also recalled that these results have enabled the Board of Directors to propose to the Annual Meeting a total dividend per share charged to 2005 of EUR 0.4165, a 25% increase compared to the one charged to the previous year.“This dividend growth is a clear sign of the Board’s confidence in Santander’s future.”

“We have grown with a combination of organic and non-organic growth, always paying maximum attention to risk control; capital discipline; continuous restructuring to obtain the highest efficiency; and geographic diversification. All this is done to provide the best service to our customers.” “The quality of our customer service is crucial in our retail strategy. In this, we will be more demanding each day,” he added.

“The success of our business model has allowed us to become a leading local bank in many of the countries where we operate: from Spain, Portugal or the UK, to Brazil, Mexico or Chile. We have a high market share in all these countries, we compete with the best retail domestic banks and we have high organic growth potential,” he said. As to Spain, he stated: “We still have great ability to grow and that’s why we decided, at the beginning of this year, to take a step forward in our race for quality through the elimination of service fees to our core customers. Santander is, again, leading the way, setting the pace.We have the strength to lead these changes and the staff and technology to execute them.”

In Abbey, he highlighted that “the results obtained so far show we are ahead of plans: cost goals have been broadly surpassed, revenues are growing and the implementation of our sales culture and our technology platform, Partenon, is proceeding quickly.” As to Latin America, he said he was convinced that “one of the Group’s clearest levers for growth for the future is in Latin America and our share price does not sufficiently recognise this.” Concerning Consumer Banking, where selective acquisitions were realized in the last few months, as in Norway and Portugal, he indicated that “Santander Consumer’s eight million customers, its presence in 12 European countries and net profit of 500 million euros is the best proof of our successful strategy.”

He also highlighted the importance of developing a global model. “Being a global bank clearly means being more than the sum of the parts. It’s more than doing banking in different countries: it’s doing banking taking advantage of economies of scale, better practices, competitive advantages and the best talent globally.” He set out a few examples, such as the integration of the investment fund, pension fund and insurance businesses in Santander Asset Management, the integrated management of the wholesale banking business and the implementation of common policies in human resources and brand image. But he alerted that “it’s important to be selective in this globalisation process.Not all businesses, products or services will create more value or be more efficient by globalising.”

“We are advancing in the development of a global vision of business management because we know it’s the way to enhance our competitive position and grow our earnings. But it is also necessary to watch out for opportunities that may arise to continue growing with a medium- and long-term return.” However, he insisted: “our goal is not growth for growth’s sake. We will only realize acquisitions that create value for our shareholders.” And he noted the Bank’s criteria for acquisitions:

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–	They have to be retail banking or consumer finance businesses.
–	In markets where our management adds value.

In this context, he highlighted the acquisition of a 19.8% stake in the U.S. bank Sovereign, “which acts in the segments and business areas with the highest potential within the U.S”Emilio Botín and Juan Rodríguez Inciarte will soon join Sovereign’s Board. He also recalled that “Santander has realized acquisitions that are adding significant shareholder value: Banesto, Totta, Santander Consumer, Abbey and the Latin American banks are very clear examples.”

Botín also spoke about the economic context. He said growth forecasts for 2006 are “good” and noted Spain will continue to grow above 3%. “The Spanish economy is proving capable of absorbing the rise in oil prices, though the loss in competitiveness is worrisome.” In real estate, he indicated that “we have for some time said that there would be a gentle correction in the increase in prices. It is natural that the authorities ask for prudence. These cautions underline the importance of analyzing our portfolios.”

As to Europe, he insisted in the need for the European Union to go further on the path of economic reform. “It is unacceptable that six years after the approval of the so-called Lisbon agenda the European Union, rather than having improved its competitive position vis-a-vis the U.S., has lost ground. Now is a time for all of us – governments and businesses – to maximize our efforts to open markets to competition and to introduce the reforms needed for this situation to change, and thus assure better economic growth. Europe cannot allow itself the luxury of not realizing its potential to grow. That is why now is the moment to adopt the reforms that would enable Europe to advance, fostering the free market and open competition.”

In Latin America, he was optimistic about the outlook for the region. He stressed the positive performance of the main countries. He underlined Brazil, Mexico and Chile, “which make up 75% of Latin American GDP, have laid the foundations for sustained growth, independently of political cycles, supported by solid institutions and clear rules of the game, which promote investment and economic and social progress. Foreign investment in the region, especially by Spanish companies, has been crucial. It is clear that legal certainty is fundamental for economic stability. Isolated and, in my opinion, very negative events that have occurred in some countries, should not be taken as a reason to believe Latin America has ceased to be attractive for foreign investment.”

Botín also mentioned Corporate Governance. “Santander has always been on the cutting edge of corporate governance. Our model is based on equal treatment of shareholders and transparency,” he said. He defended self-regulation should be the guideline in these issues, “consistent with the freedom of organization that governs businesses’ activities.” “Every company is different. Its industry, its size, its diversity and its organisational model can recommend different forms of Corporate Governance. What is essential is that it explains transparently and in detail the model that it chooses. After that, it is you, the shareholders, and the broader market, who will judge its value and effectiveness.”

Santander’s Chairman said he was “very satisfied” with Santander’s advances in Corporate Governance and “very proud” of the Bank’s board, which “has an excellent balance between external and executive Directors, all of whom have significant international experience, prestige and professional success.”

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As to the Unified Corporate Governance Code, he considered “positive” the initiative to combine the Olivencia Code and the Aldama report in one single document with recommendations. “Our Group has for years complied with nearly all the recommendations of the Unified Code. But for other companies, especially those that are considering a stock market listing, complying with those recommendations will pose a challenge and imply considerable costs. This is why I believe it should be applied with caution. Moreover, in any case, it should be the shareholders and the broader market that assess the explanations that quoted companies provide of their compliance with the recommendations, reducing to a minimum the regulators’ involvement.”

As to Corporate Social Responsibility, Botín said: “Our investment in Corporate Social Responsibility, which in 2005 came to 92 million euros, is made using the same demanding criteria required of any investment the Group makes.” He underlined the importance of high education –the Group’s main focus in this area- in the development and social progress of the countries in which we are present” and he recalled the broad agreements to support education and research reached with 507 universities in eleven countries. He also mentioned the Universia portal, the largest international inter-university cooperation network to which 985 universities belong.

Santander’s Chairman focused the last part of his speech in the future and indicated: “Although banks have benefited from the performance of the global economy, there is no room for complacency. We must be prepared so that, under any circumstances, our Group can continue on the path that has led to its position of leadership today.” Botín mentioned four differentiating strengths which enables Santander to be confident about the future:

–	The recurring nature of our business, in which 83% of Group revenues come from commercial banking.
–	The geographic diversification of businesses in Continental Europe, UK and Latin America.
–	A broad customer base: more than 66 million in the countries in which we operate, which gives us a significant critical mass and market share.
–	The Group’s proven ability to make the most of products, services and technology platforms, with global vision and management.

“Having the best business base and best management team allows me to present to you, our shareholders, with a unique banking model, which is clearly oriented toward creating value for you, our investors, in the near-, medium- and long-term. This is why I am absolutely convinced that Santander’s share price does not today reflect the value of our Group.”

Alfredo Sáenz: “Our strategy not only enables us to grow more than our competitors. It allows us to grow better”

Santander’s CEO, Alfredo Sáenz, reviewed the key factors that underpinned the “excellent growth” in 2005 results. “We have expanded our business, increasing profits significantly, progressing with Abbey’s integration, implementing global projects and taking initiatives that enhance the Group’s position to face future challenges.” He also stated that “figures for the first quarter 2006 prove that business activity and results continued growing strongly.” “All divisions are showing strong growth rates and, moreover, growth quality is very high: it has its roots in customer business.”

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Sáenz also outlined management’s medium-term goals. “Our objective, as your bank’s managers is not only one or two years’ profits, but also building the infrastructure which produces higher earnings per share than our international competitors in the medium term.” “This way, Santander’s share will have a higher return”. “The market values companies with high earnings per share, but not only that: Growth must be profitable, recurrent and sustainable in the medium term”. “Our growth strategy not only enables us to grow more than our competitors. It allows us to grow better.”

He concluded: “We grow better because we comply with very strict quality standards”:

–	Quality of the balance sheet. “We are not willing to relax our risk criteria to favour our results.”
–	Quality of the P&L. “The strong earnings growth we are registering is generated by the most recurring businesses; that is, in customer business.”
–	Service quality. “We are not willing to squeeze our business in the short term, sacrificing our future outlook.”

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Item 4

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2006 financial year for a gross amount per share of 0.106904 euros. This dividend is 15% higher than that paid in August 2005 as a first interim dividend on account of the earnings for 2005. On the aforementioned date, Tuesday 1st August, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 19th June 2006

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: June 20, 2006	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President